

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2024

Winnie Wong
Chief Financial Officer
Silver North Resources Ltd.
Suite 410 - 325 Howe Street
Vancouver, BC, Canada V6C 1Z7

>   **Re: Silver North Resources Ltd.**
>   **Form 20-F for the Fiscal Year ended September 30, 2023**
>   **Filed February 22, 2024**
>   **File No. 000-55193**

Dear Winnie Wong:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended September 30, 2023

General

1.   We note that you have been filing press releases and interim financial reports on SEDAR in Canada though have not been furnishing this information on Form 6-K. Please refer to the guidance in Rule 13a-16 of Regulation 13A and General Instruction B to Form 6-K, which requires that you furnish information on Form 6-K that you make public pursuant to laws of the jurisdiction of your domicile or in which you are incorporated or organized, file with a stock exchange on which your securities are traded and which is made public by that exchange, or that you distribute to security holders.

The required information includes that which is material with respect to the issuer and its subsidiaries concerning: changes in the business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in the certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information that is considered to be of material importance to security holders.

Please address this requirement with regard to the missing reports and adhere to this requirement in conjunction with all future publications.

Financial Statements
Report of Independent Registered Public Accounting Firm, page 16

2.   We note that your auditor has included language in the audit opinion referencing your Note 1 and disclosure stating "...that there is a material uncertainty that casts significant doubt about the going concern assumption."

Please confer with your auditor regarding the audit report language prescribed by PCAOB Auditing Standard 2415.12 (including commentary on the scope of the guidance in footnote 2), applicable when the auditor concludes there is substantial doubt about an entity's ability to continue as a going concern.

Please obtain and file a revised audit opinion that conforms with the requirement on expressing uncertainty using the term *substantial doubt* about your ability to continue as a going concern, or to clarify if the auditor had a different view.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sondra Snyder at 202-551-3332 or Jenifer Gallagher at 202-551-3706 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation